Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

Additional Information

This communication relates to the offer (the “Offer”) by CF Industries Holdings, Inc. (“CF Industries”) through its direct wholly-owned subsidiary, Composite Acquisition Corporation (“Composite Acquisition”), to exchange each issued and outstanding share of common stock (the “Terra common stock”) of Terra Industries Inc. (“Terra”) for 0.4235 shares of CF Industries common stock. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by CF Industries and Composite Acquisition with the Securities and Exchange Commission (the “SEC”) on February 23, 2009. The Registration Statement has not yet become effective. The Offer is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication is neither an offer to purchase nor the solicitation of an offer to sell any securities. On March 23, 2009, CF Industries filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer commenced by Agrium Inc. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra, CF Industries and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) filed a revised preliminary proxy statement with the SEC on March 23, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

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Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors are participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on March 23, 2009. CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on March 16, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

All information in this communication concerning Terra and Agrium, including their respective businesses, operations and financial results was obtained from public sources.  While CF Industries has no knowledge that any such information is inaccurate or incomplete, CF Industries has not verified any of that information.

Safe Harbor Statement

Certain statements contained in this communication may constitute “forward-looking statements.”  All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Industries’ proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Industries following completion of the proposed transaction; CF Industries’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Industries’ ability to promptly and effectively integrate the businesses of Terra and CF Industries; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market

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conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the SEC.  Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

*****

CF Industries Holdings, Inc. hosted a conference call with analysts and investors at 9:00am ET / 8:00am CT on Monday, March 23, 2009. A copy of the transcript follows:

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FINAL TRANSCRIPT

Conference Call Transcript

CF - CF Industries Board of Directors Recommends Rejection of Agrium’s Exchange Offer

Event Date/Time: Mar 23, 2009 / 01:00PM GMT

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CORPORATE PARTICIPANTS

Chuck Nekvasil
CF Industries Holdings, Inc. - Director Public & IR

Steve Wilson
CF Industries Holdings, Inc. - Chairman, President, CEO

Tony Nocchiero
CF Industries Holdings, Inc. - SVP, CFO

Tony Will
CF Industries Holdings, Inc. - VP Corporate Development

CONFERENCE CALL PARTICIPANTS

Sachin Shah
ICAP - Analyst

David Silver
UBS - Analyst

Joe Gomes
Oppenheimer - Analyst

Bob Koort
Goldman Sachs - Analyst

Michael Piken
Cleveland Research Company - Analyst

Steve Velgot
SIG - Analyst

Tony Reiner
Dominick & Dominick - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to CF Industries’ Board response conference call. My name is Francine and I will be your coordinator for today. At this time all participants are in listen-only mode. We will be facilitating a question-and-answer session towards the end of today’s conference. (Operator Instructions)

I would now like to turn the presentation over to your host for today’s conference, Mr. Chuck Nekvasil, Director of Investor and Public Relations. Please proceed, sir.

Chuck Nekvasil - CF Industries Holdings, Inc. - Director Public & IR

Thank you, Francine. Good morning and thank you all for joining us on this conference call for CF Industries Holdings, Inc. I am Chuck Nekvasil, Director, Public and Investor Relations, for CF Industries. With me are Steve Wilson, our Chairman and Chief Executive Officer; Tony Nocchiero, Senior Vice President and Chief Financial Officer; and Tony Will, Vice President, Corporate Development.

Earlier today CF Industries filed a 14D-9 schedule detailing our Board of Directors’ response to the exchange offer filed by Agrium on March 16. You will find a copy of that schedule on our website at www.CFIndustries.com as well as well as on the SEC’s EDGAR site. We have included notes from this morning’s call in the filing, so you may wish to print using the Notes Pages setting to access the entire document.

On slide 2 you will find our Safe Harbor statement. Consider today’s presentation and any forward-looking statements in light of this statement. Please also review the additional information shown on slide 3 relating to our exchange offer for Terra Industries, Inc., and other relevant materials in connection with the solicitation of proxies for the 2009 Annual Meeting of Stockholders of Terra Industries.

Our agenda today, shown on slide 4, includes CF Industries’ response to Agrium’s exchange offer; an update on our proposal for a business combination with Terra; and a question-and-answer session. Now let me introduce Steve Wilson, CF Industries’ Chairman and Chief Executive Officer.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

Good morning and thank you for your interest in learning more about CF Industries. On page 5 we summarize some recent activity with respect to the Agrium offer.

On February 25 Agrium announced a proposal to acquire CF Industries. The market reacted negatively to that proposal. On February 25, the day of the announcement of Agrium’s proposal, their common shares declined 9% to $36.57, while CF common shares increased only 11% to $61.77, a 14% discount to the announced nominal value of Agrium’s proposal of $72 per CF common share.

Our Board of Directors rejected the acquisition proposal from Agrium on March 9 as a grossly inadequate and not in the best interests of CF Industries.

Agrium then launched an exchange offer to acquire CF on March 16, a week ago. The economic terms of that offer were unchanged. Since the announcement on February 25, CF common shares have consistently traded below the nominal value of $72 per share, averaging $64.83 per CF common share, a premium of only 16.6% to the last unaffected CF common share price of $55.58 on February 24. Last Friday the nominal value of the offer was $67.96.

This morning we announced that the CF Board has rejected the offer as grossly inadequate and not in the best interest of our stockholders. Slide 6 summarizes the reasons why the CF Board rejected the Agrium offer. These factors are discussed in our 14D-9 filed this morning, and we will review these points with you this morning.

At a high level they are, first, the offer is grossly inadequate and substantially undervalues CF Industries. Next, the offer is fundamentally at odds with CF’s long-term strategy, which has proven to be very successful and has been recognized in our stock price over our full public company history.

Third, the combination of Agrium and CF may expose CF stockholders to significant risks and uncertainties. Next, the market reacted negatively to our offer.

Our 14D-9 examines each of these reasons in appropriate detail, and investors should review these reasons in detail in the 14D-9.

Now we would like to take a few minutes to highlight some of the key issues. Our Board, believes as demonstrated on the chart on slide 7, that CF’s successful operational track record and strategies for growth have been recognized by the market. At the same time Agrium has significantly underperformed CF and the global peer group.

Specifically, since August 11, 2005, the date of our initial public offering, CF shares have appreciated 318%, while the global peer group — which is composed of Terra, Mosaic, Potash, Intrepid, Yara, ICL, and Kali & Salz — increased 109%. And over the same period Agrium increased only 52%.

If you examine the performance from our IPO through January 15, 2009, when we announced our proposal to combine with Terra, stockholders who purchased CF common shares in the IPO earned a return approximately 5.6 times what the holder would have earned if that holder had purchased Agrium common shares at the time of our IPO. Also from the IPO to the recent peak in share prices for the global peer group, which occurred on June 17, 2008, CF common shares increased 947% versus the global peer group at 601%, and Agrium common shares at 365%.

Looking over this 3.5 year period, there is a clear message regarding relative operating performance, strategy development, and strategy execution. We are proud of this record.

The offer premium is inadequate. The offer results in virtually no economic premium to CF stockholders and accordingly does not reflect an adequate premium for control of CF. Our Board believes that the offer represents a particularly inadequate premium when measured against recent historical periods prior to the initial announcement of Agrium’s proposal on the morning of February 25.

For example, the chart on slide 8 takes $31.70 in cash plus the daily closing price of an Agrium common share each day over the 12 months up through February 24, and divides this total by the daily closing price of a CF common share, to calculate the discount or premium implied by the Agrium offer.

Based on the daily closing prices over this time period, the implied value of Agrium’s offer represented a premium of only 1.8% to CF common stockholders over the period. And as you can see from the chart, Agrium’s offer also represented a significant discount to CF’s stock price for approximately a seven-month period during the last year.

Incidentally this chart also illustrates the opportunistic nature of the Agrium offer, as you look at that period of significant discount during times of good performance of both fertilizer stocks and prior to the decline in the general stock market.

By comparison the high-end of our collar range of 0.4539 in our proposal to combine CF and Terra results in an average implied premium for the one-year period prior to January 15 of 36% to Terra shareholders.

Moving on to slide 9, the offer premium is also inadequate relative to other cash M&A transactions since the Lehman bankruptcy in 2008. Taking all-cash deals of size over this period, the average premium has been 88%. For all-stock deals, the average premium has been 35%. A blend roughly in the proportion of the Agrium offer for CF would yield a premium of 58%.

So clearly the offer is grossly inadequate. Now Tony Nocchiero will share some additional financial perspective on our Board’s decision to reject it.

Tony Nocchiero - CF Industries Holdings, Inc. - SVP, CFO

Thank you, Steve, and good morning, everyone. Turning to slide 10, the opportunistic timing of Agrium’s offer is an attempt to take advantage of the recent decline in share prices across the fertilizer sector and global equity markets, inflating the premium described by Agrium. Agrium’s CEO has publicly acknowledged that Agrium is attempting to buy CF at a low valuation multiple, at a low point in the fertilizer cycle, and at a low point in the stock market.

For example, Mike Wilson made the following remarks. On February 25 he said — I have been in commodities all my life. You build nutrients at certain points, and you counter-cyclically invest at other points. And this is the right time for us to be buying those nitrogen assets.

Again on February 25 he said — Then if you look at the multiple, post-synergies we think this is a very attractive multiple.

And the next day on February 26 he said — When you look at the opportunity, it’s the right time. Everybody’s in the dumps today and it’s the right time to be buying these kinds of assets.

Looking at slide 11, our Board was also mindful of the fact that this is not the first time Agrium has proposed to acquire CF for an inadequate price. In 2005, prior to the initial public offering of CF, Agrium made a proposal to acquire CF Industries Inc., the predecessor to CF. After substantial due diligence and discussions, Agrium was unwilling to offer a price for CF Industries that reflected what the Board and management of CF Industries believed was adequate.

CF pursued the alternative strategy of an initial public offering at an aggregate offering price about 60% higher than the price at which Agrium had proposed to acquire CF Industries.

On March 20 the Agrium offer was worth $67.96 per CF share, a 15% premium to where we executed our $500 million share repurchase only three months prior to the announcement of their offer. In that transaction we repurchased approximately 15% of our then outstanding shares at a price of about $59 per share, which was a 6% premium to where our shares were trading when Agrium announced its proposal on February 25.

Our Board authorized the repurchase because they believed the shares were at a significant discount to their intrinsic value. Our share repurchase at about $59 a share is another reference point illustrating the opportunism and gross inadequacy of the Agrium proposal.

Now looking at slide 12, the cash component of the offer is being funded by CF and thus represents no net increase in value to CF stockholders. At December 31, 2008, CF had cash and equivalents of approximately $625 million and only $4 million of debt.

Based on Agrium’s debt multiple, pro forma for a combination with CF, CF has existing debt capacity of about $900 million. The resulting cash plus debt capacity of about $1.5 billion is equivalent to more than $30 per CF common share.

Accordingly, CF stockholders receive virtually no additional cash value from this transaction and are effectively being asked to exchange one CF common share for one Agrium common share that has consistently underperformed CF in the market.

Our Board also believes that the offer does not fully reflect the intrinsic value of CF. The Board carefully reviewed and analyzed all financial, strategic, legal, and other aspects of the offer with management and its legal and financial advisers, and concluded that the offer is grossly inadequate, substantially undervalues CF, and is not in the best interest of CF and its stockholders.

In connection with this analysis, both our financial advisers advised the Board that Agrium could pay in excess of $100 per CF common share in the transaction and the transaction would still be accretive to Agrium on a cash earnings per share basis, based on the $150 million of annual synergies that Agrium asserts are available to the combined company.

It is not just the financial aspects of Agrium’s offer we find inadequate. We believe there are serious strategic issues too, which Steve Wilson will now discuss. Steve?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

Thanks, Tony. A combination of Agrium and CF is also inconsistent with our strategy. CF is focused on its higher-margin manufacturing and distribution business. Our strategy is focused on nitrogen and phosphate manufacturing, and we think we do it well.

Agrium has a substantial lower-margin retail business. So clearly the offer is counter to CF’s long-term strategy, which focuses on the higher-margin businesses of manufacturing and wholesale distribution of nitrogen and phosphate.

The Board believes that continuing to pursue this strategy as a standalone Company will deliver more value to stockholders of CF than the Agrium offer, consistent with the outperformance of CF’s common stock since the IPO.

I would like to provide some historical perspective on this particular point. In connection with our IPO, CF eliminated the conflicts with customers and the adverse impact on profitability that resulted from being owned by our customers as an agricultural cooperative. As a co-op we found it difficult to expand our business and to improve profitability while owned by direct competitors of other potential wholesale customers.

Further evidence of these inherent conflicts in being in both retail and wholesale can be found in looking at existing North American fertilizer manufacturers. Only Agrium has chosen to pursue a business model that competes with core customers.

For example both Terra Industries and Mosaic’s predecessor IMC exited their respective retail businesses in 1999. Royster Clark, the purchaser of Terra’s retail operations, was ultimately acquired by Agrium. Other major North American manufacturers, such as Potash Corp. and Intrepid Potash, have chosen to avoid retail business.

Since our IPO CF has been able to focus on maximizing the profitability of our manufacturing and wholesale distribution business by eliminating what was essentially a captive retail business embedded in our ownership structure and the conflicts that that structure created.

In contrast Agrium has pursued exactly the opposite strategy, emphasizing and investing in a large retail business, now representing approximately 55% of their 2008 revenue, that competes directly with their own and CF’s other wholesale customers. We have lived in that world and found it quite limiting to our ability to maximize economic value.

Slide 14 provides a little bit of quantitative backup to that point. Combining with Agrium would dilute our shareholders’ exposure to higher-margin fertilizer manufacturing. You can see that our operating margins in 2007 and 2008, respectively, were 21.8% and 29.3%. In the same period, Agrium on a corporate basis generated operating margins of 13.5% and 19.8%; and their retail segment generated margins of 7.2% and 8.7%, respectively.

Based on Agrium’s business mix and their historical underperformance relative to CF and the global peer group, we expect CF shares to continue to outperform Agrium shares in the future, particularly as customer demand and product pricing improves from the recently established industry trough. Slide 15 provides an illustration of our estimated EBITDA performance at various margins per ton for nitrogen and phosphate so you can do a bit of your own modeling.

Given our exclusive focus on manufacturing, CF has considerably more operating leverage to improve in fertilizer fundamentals than does Agrium. The current media and analyst estimate for our EBITDA in 2009 is $604 million and for 2010 $657 million. As you can see from the matrix, these estimates assume relatively poor fundamentals.

We expect a strong spring season and anticipate better fundamentals than do the research analysts. Nitrogen demand going into the spring should be strong. As we have said since our fourth-quarter conference call, we are projecting 86 million acres being planted to corn. That is consistent with USDA estimates, and it is higher than some other forecasters. We believe farm economics support optimal usage of all three nutrients.

Corn prices for December delivery are approximately $4.25 a bushel. That is a good environment for corn farmers, a very strong environment for corn farmers.

Nitrogen margins are expected to be strong by historical standards, especially given that we have a $4 natural gas world in North America right now. Current spot margins approximate $145 to 150 per ton of nitrogen product.

Pricing for ammonium, urea, and UAN has rebounded since the fourth quarter of 2008. Our own ammonia system is fully charged and capable of delivering approximately 0.5 million tons of ammonia to our customers this spring, assuming the weather cooperates.

Phosphate inventory levels have improved, largely due to a steady stream of exports, exports that have been fairly widely discussed in the public domain.

Phosphate margins are strong by historical standards, with spot DAP margins at about $140 per ton. Yes, we have lower DAP prices; but we also have dramatically lower purchased input costs than we had at the peak last summer. So I believe we are well positioned to execute this spring.

Now Tony will provide some perspective on Agrium’s execution record and synergy estimate.

Tony Will - CF Industries Holdings, Inc. - VP Corporate Development

Thanks, Steve. On page 16, as Agrium has rushed to pursue their strategy of growing retail, it is clear that they have taken their eye off the ball on executing nitrogen manufacturing expansion projects.

For example, Kenai, Alaska. In 2000 Agrium bought Unocal’s Kenai facility, the second-largest nitrogen production facility in North America, for the $325 million. CF looked at this opportunity and declined to bid, as our preliminary due diligence found an inadequate supply of gas to operate the plant over the long term.

Within four years Agrium had taken a $235 million writedown on the facility, over 70% of their initial investment. By 2007 the natural gas supply had run out and the complex had been shuttered. Agrium had written off its entire investment in Kenai.

Agrium’s 2004 annual report includes the following comment on the failed Kenai investment. While the investment did not deliver the anticipated returns, it has brought a number of benefits to the organization, not the least of which is considerable experience and insight into the international nitrogen market.

Okay. So let’s look at how that considerable experience and insight were put to use in Egypt.

In 2007 Agrium announced a project to construct a greenfield nitrogen facility in Egypt. By August 2008, after considerable work had been done on the project, it was abandoned due to community protests and environmental concerns. Agrium traded its equity interest in the project for a stake in MOPCO Fertilizer in Damietta, Egypt. The company recorded an $87 million writedown on the investment.

And then we have another example where Agrium utilized this international experience and insight, this time in Argentina. In 2007 and 2008 Agrium experienced several production outages due to natural gas supply disruptions at Profertil. In March 2008, Agrium announced that Profertil and the Argentine government reached an agreement to stabilize urea prices for the 2008 growing season, establishing a ceiling of $410 per ton. During this period global urea prices exceeded twice that level.

In short, Agrium’s record of executing on nitrogen production projects is short of stellar, experience gained or not. We do not believe exposing our shareholders to this type of performance is in their best interest.

Okay, let’s move to page 17 and discuss phosphate operations. Agrium has indicated that exposure to CF’s world-class phosphate facilities and associated rock mine in Florida was a key motivator for their offer; and we aren’t surprised. We believe Agrium’s phosphate business is of poor quality compared to CF’s high-quality phosphate business and represents unattractive consideration to CF stockholders.

CF’s world-scale mine and phosphate plant are located in Central Florida within 50 miles of each other. We have 23 years of proven reserves, 14 of which are fully permitted. We participate regularly in the international export market from our port facility in Tampa; whereas Agrium’s phosphate capacity is only 60% of ours and is split between two different phosphate plants and different mine locations.

Agrium has to ship rock from its plant in Kapuskasing, Ontario, all the way out to its plant in Redwater, Alberta. Further, the Kapuskasing mine will be depleted of phosphate rock within five years. In 2006 Agrium recorded a $136 million writedown of its phosphate operations, after reducing the projected life of the Kapuskasing mine.

Agrium’s Conda, Idaho, plant manufactures merchant-grade phosphoric acid and super phosphoric acid, among other products. Integrated phosphate facilities that process phosphoric acid using the wet process, including Agrium’s Conda, Idaho, plant, are currently subject to a significant enforcement initiative by the United States Environmental Protection Agency and the US Department of Justice. The US Department of Justice alleges that these facilities have been disposing of various waste streams in their cooling pond and gypsum stacks in violation of the federal Resource Conservation and Recovery Act, the RCRA Act.

Agrium may be faced with substantial penalties as a result of its practices at this plant and may be required to investigate and remediate contamination resulting from these practices. In addition Agrium could be required to expend significant capital to modify its facilities in order to continue to dispose of processed and other waste streams in its cooling pond and gypsum stack; or could be required to close its pond and stack system entirely.

On page 18 we would like to talk about the alleged synergies. The synergies assumed in the offer from Agrium are poorly delineated and uncertain. The Board has substantial doubts regarding the synergy estimates alleged by Agrium.

Agrium has failed to provide detailed support for its synergy estimates; and the Board does not believe that the synergies from a combination with Agrium would exceed the synergies from a combination with Terra.

In particular, Agrium, points out that SG&A synergies are the largest bucket of opportunity. However, CF’s SG&A in 2008 was $68 million, and Terra’s SG&A in 2008 was $71 million. So CF offers no larger opportunity from an SG&A reduction than does Terra.

Secondly, a combination with Agrium would result in virtually no opportunity to reduce shipping costs or miles transited. Agrium’s production base is primarily in Western Canada in the wheat belt and in the Pacific Northwest; whereas both CF and Terra are centralized in the center US. Therefore the opportunity to reduce product miles shipped does not exist with Agrium, whereas it does with Terra.

Additionally, CF and Terra both have operations at Donaldsonville, Louisiana, where only a fence line separates the two facilities. There is significant opportunity to reduce demurrage by optimizing dock and barge flow, piping the ammonia tanks together to improve operations, and reducing staff and headcount through reduction in security, management, and so forth at the plants. Agrium has no such opportunity.

Additionally, Agrium’s facilities have less in common with CF, leaving little opportunities for reduction in spares or commonality of maintenance practices; whereas CF and Terra’s plants are very similar in terms of technology, scale, and size.

Finally, because of Agrium’s retail business competing directly with some of CF’s largest customers, there could well be negative synergies associated with this deal.

Now I would like to turn it back to Steve Wilson, who will update you on our proposed business combination with Terra.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

Thanks, Tony. In summary, our Board has rejected Agrium’s offer after determining it was grossly inadequate and not in the best interest of CF stockholders.

So I would like to update you on our proposal for a business combination with Terra, as summarized on slide 20. Our Board and management team has reaffirmed our intent to continue to pursue a combination with Terra. We believe it would be a compelling combination.

We have structured our proposal as an all-stock combination to benefit shareholders fully of both companies. An all-stock combination means that neither set of shareholders is being cashed out at a low point in the fertilizer cycle and/or at a low point in the stock markets.

We expect the combination to generate $105 million to $135 million in annual cost synergies and provide significant financial benefits for all stakeholders.

Combined, CF and Terra would have an improved strategic platform from which to pursue growth and to manage risk. Agrium itself sees the potential of a combined CF and Terra and has acknowledged publicly that our proposal to combine with Terra motivated their own actions.

On slide 21 we detail our synergy estimates for a CF-Terra combination. When we made our announcement on January 15, we indicated synergies in excess of $100 million. The detail shown on this slide is the same detail that we had developed supporting that in excess of $100 million comment.

It reflects our general conservative nature that we attempt to underpromise and overperform. But given the $150 million number indicated by Agrium, we determined that we should provide you with more specificity and the full development of these numbers.

Tony Will covered a few of these points as he reviewed the Agrium situation. With $140 million in combined SG&A we think it is reasonable to achieve about a 40% to 45% reduction in that total. That gives rise to a $55 million to $65 million cost savings opportunity.

Combined, the two companies operate more than 5,300 railcars. We know that our product is moving past their facilities. Their product is moving past our facilities. We have a significant opportunity to reduce the number of miles shipped. That would reduce freight haulage costs, and it would lead to the ability to reduce the size of the rail fleet.

We have a logistics cost bundle of about $350 million. Getting $25 million to $30 million out of that seems achievable to us.

Combined, we purchased over $600 million in non-raw material purchases. These are things like fertilizer products being purchased for resale, catalysts, other process chemicals, and other consumables in the plants. We think a small percentage of that can be taken out due to more streamlined purchasing practices. But that small percentage leads to a meaningful number in the range of $10 million to $15 million.

At Donaldsonville we have two sites that are adjacent. By tearing down that fence we would be able to combine the supervision, the security, the support staff such as quality control labs, and other functions that should lead to direct cost savings.

We run similar — in fact we run the same technology in many of our operations of the same size and vintage. We should be able to pool spare parts and streamline our maintenance and turnaround practices and associated capital spending.

And finally, we have several underutilized distribution facilities. By moving more product through our system we should be able to generate $5 million to $10 million a year in additional savings.

We expect the combined Company to realize these synergies within two years after the closing of the transaction. These are all hard cost-reduction synergies.

We also expect the combined Company to benefit from a one-time cash release of up to $60 million due to inventory reduction.

As Tony explained, by comparison the synergies assumed in the Agrium offer are poorly delineated and uncertain. Our Board does have substantial doubts regarding the synergy estimates assumed by Agrium.

We believe that the synergy estimates available in a CF-Terra transaction are achievable hard-cost savings.

Moving on to slide 22, the combined Company will be a leading global producer of nitrogen fertilizers, as measured by capacity, among publicly traded companies. The pro forma Company will have an annual capacity of about 6.3 million nutrient tons and be a close second to Yara’s 6.9 million tons of annual capacity. The combined Company will be a stronger, more competitive player in the global fertilizer markets.

We believe that the elements of Terra’s strategy of which we are aware, including expansion of industrial nitrogen applications, would only be enhanced through a combination. We understand that certain elements of the industrial nitrogen business are attractive. Our objective in the combination would be to go after the most profitable business, regardless of whether it is ag or industrial business.

And from a product mix standpoint, while we are a strong believer in the profitability of ammonia, we have expended significant amounts of money in the recent past to expand our own UAN capacity. And we believe that that is a terrific product.

So while there may be modest differences in our approach to the nitrogen business, given that both companies are primarily focused on the US Midwest it should not be surprising to you that the average profitability of our respective nitrogen businesses has been nearly identical since 2004.

So putting CF and Terra together will create a strong financial platform, and Tony is going to elaborate a bit on that. Tony Nocchiero is going to elaborate on that.

Tony Nocchiero - CF Industries Holdings, Inc. - SVP, CFO

Thank you, Steve. Looking at slide 24, with a $5.8 billion market cap the combined Company will have increased trading liquidity on the NYSE and an improved access to the capital markets.

The all-stock nature of the offer will allow stockholders of both Terra and CF to participate in the growth and long-term value creation potential of the combined Company, including the significant synergies. We expect the transaction, giving effect to the realization of synergies, to be attractive to CF Industries stockholders in the second year after closing.

The combined Company would have had 2008 revenues of $6.8 billion and will emerge with a stronger balance sheet featuring a substantial cash balance and relatively little indebtedness. Assuming that the Terra bonds are put, the combined Company would have a $1.3 billion cash balance and no debt. Again these figures are as of December 31, 2008.

We expect the cash balance to grow over the course of 2009. We believe that these factors will provide the combined Company with greater financial resources and the flexibility to pursue future growth opportunities. It will also have an approved ability to weather difficult industry and capital market conditions, compared to either CF or Terra alone.

Slide 25 summarizes the terms of our proposal. Although Terra has not engaged with us yet, we are willing to offer value assurance to its stockholders. CF would agree in a negotiated merger with Terra to an exchange ratio based on $30.50 for each Terra share. The exchange ratio collar remains unchanged at not less than 0.4129 and not more than 0.4539 shares of CF per Terra share.

$30.50 represents an almost 87% premium to Terra’s stock price before CF Industries made its offer. The peer group is up only 11% since that time.

CF Industries is committed to a business combination with Terra; and as previously announced, the combination of common and preferred stock we are offering fully addresses the issue raised by Terra regarding the CF stockholder approval that would be required under NYSE rules to issue common stock.

We are confident that our stockholders will support a business combination with Terra. Under this structure, Terra stockholders receive an amount of common up to 19.9% of our outstanding common stock, with the remainder of the consideration paid in a new series of participating preferred stock.

The annual dividend would be set so the preferred stock trades on a parity with the common stock on a fully distributed basis. The preferred shares would be issued at close and a coupon would be determined when a merger agreement with Terra is signed. We anticipate that the coupon would be set at a modest premium to the common dividend.

The preferred stock will be listed on the NYSE and would have up to approximately $2.8 billion of liquidity. The preferred stock automatically converts into common stock upon a CF stockholder vote under NYSE rules.

We have posted the detailed term sheet relative to the preferred on our website. Terra stockholders would own between 46% and 48% of the combined Company.

Key conditions include negotiation of a definitive merger agreement and receipt of regulatory and other customary approvals.

Slide 26 illustrates the collar mechanism. The exchange ratio is based on $30.50 per share. It would not be less than 0.4129 and not more than 0.4539 shares of CF per Terra share. For Terra stockholders this provides value assurance and the possibility of a higher exchange ratio.

It also preserves an all-stock transaction, maintaining the opportunity for all shareholders to participate in synergies and the growth and upside of the combined Company. The all-stock combination means that neither set of shareholders is being cashed out at a low point in the fertilizer cycle and at a low point in the stock market.

For CF Industries’ stockholders the modified bid is shareholder friendly. It provides for the possibility of a lower exchange ratio, which is what will happen if our stock performs as we expect it will.

Slide 27 demonstrates that our proposed exchange ratio represents an attractive premium to Terra shareholders. Going back to our original announcement date of January 15, 0.4539 — the top of the collar — represents a 35% premium to the prior 12-month average exchange ratio.

Looking at slide 28, our offer has been very well received in the market. On January 16, the first day after the announcement of our offer, CF shares increased 2.7% and Terra shares rose 25.8%. The implied offer value on March 20 was $27.95, representing a 72% premium to Terra’s share price on January 15.

As you can see, CF and Terra have significantly outperformed the peer group. CF shares are up over 43% and Terra shares are up approximately 6% since January 15. The global peer group is up only 11%.

Our confidence in the support of Terra stockholders is based on our belief that Terra’s stock would be trading significantly below its current level absent our offer and the expectation of a business combination with CF. I will now turn it back to Steve Wilson for some final observations. Steve?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

Thanks, Tony. Slide 29 brings both sides of the CF Industries situation into clear focus. On the first day of trading following Agrium’s offer to acquire CF Industries, the combined market caps of Agrium and CF declined by $283 million. That was the end of the day on February 25.

In contrast, on the first day of trading following our offer to combine with Terra Industries, the combined market caps of CF and Terra increased by $488 million. So those were the market’s one-day reactions to two very different ideas. In my mind the contrast couldn’t be more stark.

So in conclusion, moving to page 30, we are going forward with our proxy contest to replace three of Terra’s Directors at their upcoming annual meeting. We are confident that Terra’s stockholders will show support for a combination by voting for our slate.

We remain interested in entering into meaningful discussions for a negotiated transaction, and we are open to reviewing any information Terra believes we should consider.

Our confidence in the support of Terra’s stockholders is based on our belief that Terra’s stock would be trading very significantly below its current level absent our offer and the expectation of a business combination with CF.

Terra’s bylaws require Terra to have an annual meeting by May 15.

With that as backdrop, Francine, we would now like to open the discussion for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Sachin Shah of ICAP.

Sachin Shah - ICAP - Analyst

Hi, good morning. Thanks for taking my call. Just want to clarify. Did you have — started negotiations with Terra especially with the mention of the preferred shares issuance relative to an all-stock offer where it requires your vote since you have made that kind of announcement?

The second point in relation to the preferreds, how have your shareholders responded thus far to that potential scenario where you’re issuing preferred shares relative and it doesn’t require a shareholder vote? Thank you.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

Well, with respect to your first question, we as a matter of policy don’t comment on discussions, whether they are or are not occurring.

Sachin Shah - ICAP - Analyst

Okay.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

On the second point, we have been talking to shareholders during the period since we announced the preferred stock concept. The question comes up frequently. We find that once we explain the basis for it, the fact that we believe that the transaction is clearly in the best interest of our stockholders, and this mechanism is designed to facilitate getting to that endpoint of realizing shareholder value, they understand what we are doing.

Sachin Shah - ICAP - Analyst

Okay, thank you.

Operator

David Silver, UBS.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

Good morning, David. Glad to hear your voice again, assuming you are there.

David Silver - UBS - Analyst

Well, Steve, I am glad to hear your voice as well. Thank you for the extensive detail on the presentation.

So this is the first time I am talking to you for a while, so I apologize if some of these questions have come up in other forums. Can you just address the issue about potential antitrust issues?

So in other words, there is a lot more overlap, as you had mentioned, between your asset base in the cornbelt let’s say and Terra’s; and you cite that as a reason for being able to more confidently realize your synergy goals.

But have you kind of felt out the appropriate authorities on this? How should we think about that?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

Well, we have stated in our public communications that we are confident that we will obtain the required approvals to move forward in our combination with Terra.

David Silver - UBS - Analyst

Okay. One other question would be the issue of cash. So you talk about Agrium’s bid is cash and stock; yours is all stock. There is pros and cons.

It seems like perhaps some investors who are participating or taking positions here would prefer cash for whatever reason. So you have a cash-rich balance sheet. Is this an opportunity, or is there a reason why CF would not agree to let’s say distribute cash to its existing shareholders as part of an overall program to convince your shareholder base that the better course would be to pursue the Terra deal as opposed to having them agree to the Agrium offer?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

I will have Tony Nocchiero answer that one, David.

Tony Nocchiero - CF Industries Holdings, Inc. - SVP, CFO

David, I think it is important to distinguish between optimization of the balance sheet and the opportunity, the strategic opportunity we have in our acquisition of Terra.

I think we have demonstrated certainly recently that we have shareholders’ interest in mind in thinking about our capital structure and in thinking about uses of cash. We demonstrated that with the recent $500 million share repurchase we did, which we announced and executed in very sharp fashion.

So I think in looking at this you have to consider the long-term opportunity. Shareholders who invest in these companies want access to the nitrogen cycle. You certainly need a certain amount of cash to reinvest in attractive opportunities in the nitrogen cycle, which is what CF is focused on.

We believe the optimum path to long-term value is careful optimization of the balance sheet and the strategic combination with Terra, which grants us all the opportunities and the synergies that we have talked about on this call.

David Silver - UBS - Analyst

Okay. Just to follow-up with Tony on one thing. You mentioned $625 million of cash for the December 31 balance sheet. But I also see the auction-rate security total of $178 million; approximately another $4 a share.

Is there any reason to think that the status of that potential source of additional cash might free up over — pick a period, a reasonable period of time? But is there anything going on either with the government at the federal level with the stimulus package or aid to banks or other financial institutions? Anything to point to where that might be an incremental source of cash available to you to utilize?

Tony Nocchiero - CF Industries Holdings, Inc. - SVP, CFO

Sure. Let me comment on that without getting too speculative. Just to review a little bit of history, you will recall when we started out with our auction-rate securities, a big – a reasonable chunk of it was municipal bonds. All of those securities have been redeemed at par. And recently the remaining balances, which consist primarily of government-backed student loan issuances, many of those have been redeemed.

So we have seen steady progress in the market as liquidity occurs with redemption of those instruments at par.

Obviously in modeling the discount that we have taken against those auction-rate securities, we have had to consider the term, the coupons, the forward interest curve, and the holding period — the potential holding period for those bonds. And certainly the holding period is uncertain given the current liquidity situation we are in.

I would expect that if the government is successful with its recent — and some announced attempts this morning — to start to return liquidity to the financial markets in general, you are going to see the possibility of some increased liquidity of these bonds. But it is certainly anybody’s guess, David.

David Silver - UBS - Analyst

Okay. I appreciate that. Then last question, this would be about the 19.9% and then the preferred stock and kind of the structure of your offer for Terra, that is structured to I guess eliminate the need for a shareholder vote.

I mean this with all — very respectfully, but what kind of a message do you think this is sending? What would be the reaction if you kind of eliminated that and made it kind of just more common shares and fewer preferred shares?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

Well, David, sort of the overriding view here is that we believe that this transaction is a desirable transaction for Terra’s stockholders.

They expressed in their filing a view that our offer was illusory because we have the Agrium offer hanging over us and therefore may not be able to get our stockholders’ approval as required under NYSE rules.

We believe we would get our stockholders’ approval. However we wanted to find a way to take this issue off the table so there wouldn’t be an impediment to sitting down and trying to make the transaction work out.

This is not a requirement under Delaware law. It is not a general corporate governance point. It is a specific requirement under the New York Stock Exchange rules for issuance of additional shares of common stock.

So for example, if we were to convert this proposal to an all-cash deal — which we are not going to do, or we are certainly not contemplating doing — we wouldn’t have to seek stockholder approval. It is because of the currency that we are using.

Ultimately, when the preferred is converted into common, we will of course have to obtain our stockholders’ approval.

So we have found that when we lay all this out to our stockholders they understand it. But clearly it is a point that is regularly brought up in our interactions with investors.

David Silver - UBS - Analyst

Okay. Thank you for the answer to all that. I appreciate it.

Operator

Joe Gomes, Oppenheimer.

Joe Gomes - Oppenheimer - Analyst

Good morning. You guys have made a couple of offers now; and each time the Terra board has said the offer is substantially undervaluing TRA. I am just curious as to why you guys think today’s announcement changes — or how that could change Terra’s board’s thought process from that substantially undervalued comment they have made.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

I actually think that that is probably a question better directed to Terra than to us. We believe that we have offered full and fair value. The fact that we have added certainty to value through the collar mechanism should be attractive to them.

We are — for us the key event coming up on the horizon is the proxy contest. And we believe that our offer is appealing to Terra’s stockholders and that they will exhibit their support by electing the new slate of three directors.

Joe Gomes - Oppenheimer - Analyst

Okay. Great. Thanks.

Operator

Our next Bob Koort, Goldman Sachs.

Bob Koort - Goldman Sachs - Analyst

Thank you, good morning. Thanks for the slide deck; very informative and helpful. One question specifically around the comments you made on slide 15 about some analysts having too conservative expectations.

I guess I would agree with the consensus numbers you gave. I think we are about 30% higher. You talk about how you have a more optimistic view. I was wondering if you could help us get a little more specific on those numbers that you think are appropriate for this year.

And in regards to that, can you give us some update on the FPP? I know in rising markets maybe it tends to be a little bit more interesting for your customers. What have we seen on that program this year heading into the spring season?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

Well, Bob, as a matter of policy we don’t give specific financial guidance. I think the color that I shared with you earlier and the matrix that is in front of you can help you do your own modeling on that.

With respect to the FPP, we are just beginning the spring season so the numbers that we published at the end of the fourth quarter are the numbers that we have to stand by at this point.

Bob Koort - Goldman Sachs - Analyst

Would it be right, though, that directionally you would expect in a market environment where prices have come off — obviously they are starting to rally here — but where there has been maybe a little less urgency on the part of the farmer, that your FPP — I know you don’t want to give us any price ranges — but would represent a smaller part of your total sales this year?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

I don’t want to speculate on what it might represent as a percentage of our total year. Clearly we entered 2009 with a smaller book of FPP orders than we had a year ago. I think it was roughly 1.5 million tons versus 2.5 million tons a year ago. I might be wrong on that, but we can check that.

So we don’t know what is going to happen in the rest of the year. It is going to be a function of how strong the spring is, what demand is in the spring, what happens to fertilizer prices, and ultimately what our customers’ expectations are about future prices.

We see it as — it’s a vehicle that allows our customers to lock in security of supply and a price; and we don’t have a target for how much of it we do or we don’t do. We take FPP business when offered by our customers at margins that we like. And if they choose to take a pass, we have a new game the next day.

Bob Koort - Goldman Sachs - Analyst

Got it. Then could you also give us some sense where your hedge positions are today on the gas side?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

Well, our gas situation was roughly equivalent to FPP position. I think we disclosed in our 10-K what our gas derivative portfolio was at the end of the year.

Tony Will - CF Industries Holdings, Inc. - VP Corporate Development

We’ll get back to you with that off-line, Bob.

Bob Koort - Goldman Sachs - Analyst

Got it. And I have got one last one if I might, and I appreciate the patience here. When Terra in their 14D rejected your offer, they gave some updated data around their cash balance.

I am wondering, did you provide that this morning? Or could you provide a sense of where your cash balance stands or where you might expect it to be at the end of the quarter?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

No, we didn’t provide that and I think given where we are in the calendar it would not be appropriate for us to be talking about it now.

Bob Koort - Goldman Sachs - Analyst

Okay, thanks.

Operator

Michael Piken, Cleveland Research.

Michael Piken - Cleveland Research Company - Analyst

Good morning. I had a couple of questions for you. The first is sort of regarding your long-term strategic plans and how you think about sort of diversifying away from potentially the US natural gas market. Previously when you were looking at gasification and the Peru project, those were some of the things you talked about.

With kind of the natural gas prices coming down here in the US, has there been a fundamental shift in your strategy? Because this would obviously increase CF’s overall dependence on sort of that US natural gas market.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

Mike, I think when we talked during our investor presentation in Tampa we talked about a new gas paradigm, which seems to be coming to fruition. And that is that we have seen more development and exploration for gas in the US, successful exploration and development. We have lower prices than we had before. More supply.

Now it is for sure that right now we have reduced demand because of the economic situation. But we think the fundamentals for natural gas in the US are quite positive from a consumer standpoint, compared to where they were two or three years ago.

On the other side of it, when you go to Eastern Europe and Western Europe and look at our competitors, who are purchasing gas largely coming from Russia, those prices have gone up. Yes, they are coming down in some cases because they are tied to oil prices. But we think that what used to be a totally strenuous situation for us, dealing with the gas being a negative for us, it has now turned into certainly neutral to positive; and we think that that is sustainable.

We still have a desire to diversify geographically. We think it makes sense. Our Peru project is the best example of that.

When we get to the point, which we hope we do, of putting CF and Terra together, the combined Company will have an enhanced ability to pursue these kinds of projects like Peru. So that we wouldn’t — it’s better than each company has on its own; and combined we would be able to handle certainly more than one large project at a time.

So we think putting CF and Terra together would improve the strategic capability of the combined Company in North America and improves the ability of the companies to pursue international opportunities.

Michael Piken - Cleveland Research Company - Analyst

Okay. Then I guess kind of following up a little bit, in terms of what you had said about expecting stronger results than the analyst average for 2009 for CF, presumably in the other chart you had showed that Terra also had sort of similar margins to you going back to ‘04.

Presumably then it would be fair to say that you would probably anticipate a similar thing. So did that factor into your decision effectively to raise your bid offer? Or anything you could comment on that would be helpful.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

We changed the structure of our proposal to Terra based upon what has happened in the market over this period and our interest in providing additional certainty of value to be realized.

We did not change either side of the collar. So we have not change the minimum or maximum number of shares we would exchange for Terra shareholders.

Michael Piken - Cleveland Research Company - Analyst

Sure. Then finally last question. Just in terms of overall — I appreciate all the color regarding the Agrium transaction and the differences in some of the synergies. But do you think that there would be any benefit to the CF shareholders of having potentially a more closer working relationship with some of those Agrium retail plants that compete against your customers?

I mean, is there any case to be made that it would open up potentially more doors in terms of having the Agrium retail base integrated with some of your wholesale operations?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

We sell product to the Agrium retail operation today. They are a significant and good customer, and we value the relationship.

Michael Piken - Cleveland Research Company - Analyst

Okay. Thank you very much.

Operator

Steve Velgot, SIG.

Steve Velgot - SIG - Analyst

Yes, just a question about the $100 number that you put out there from your financial advisers that you estimate Agrium could pay in excess of $100 per CF share.

Could you tell me what the composition of that is, cash and stock?

Tony Nocchiero - CF Industries Holdings, Inc. - SVP, CFO

No. There wasn’t any specific composition discussed. They simply indicated that based on the financing available to Agrium their view was that the offer could go that high and still be accretive based on the synergies asserted by Agrium.

Steve Velgot - SIG - Analyst

Okay. So you don’t know the specifics of how much cash versus stock in that $100 number then?

Tony Nocchiero - CF Industries Holdings, Inc. - SVP, CFO

I wouldn’t comment on it, no.

Steve Velgot - SIG - Analyst

Okay. I know that you had previously said that Terra’s board has not entered discussions with you. I take it that you are not commenting on whether you have had discussions with Agrium.

But would that be something that we would look to find out at some point, whether or not there have been any discussions between your Board and Agrium?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

I will just reiterate I think what you said in your intro. And that is, if there had been or had not been any discussions we wouldn’t talk about them.

Steve Velgot - SIG - Analyst

Okay, thank you.

Operator

[Tony Reiner], Dominick & Dominick.

Tony Reiner - Dominick & Dominick - Analyst

Thanks so much for your detailed information. Most of my questions have been answered. I do have one question.

You mentioned a lot of strategic benefits that you would have with TRA as opposed to with Agrium. A lot of them geographic benefits. How would this change if there were required divestitures? You mention Donaldson in particular.

So suppose there was some regulatory scrutiny, how would that affect your strategic desire for this deal?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

We are confident that our deal will pass muster with the regulators.

Tony Reiner - Dominick & Dominick - Analyst

Where does your confidence come from?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

It comes from our own review. It comes from the review conducted by our experts who are helping us in this process.

Tony Reiner - Dominick & Dominick - Analyst

Okay.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

I would add to that — excuse me, Tony — that we have also looked at a previous study done by the FTC, which we have posted on our website, which is essentially consistent with our view that this is a global marketplace. Nitrogen fertilizer pricing is determined by global supply and demand factors.

Tony Reiner - Dominick & Dominick - Analyst

Even though you talked about regional synergies and opportunities?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

I just want to be clear on the synergies. Those synergies are all cost-reduction opportunities and are not in any way reliant on revenue enhancements or anything like that.

Tony Reiner - Dominick & Dominick - Analyst

Got you. One other question. As far as the preferred structure regarding the shareholder vote or lack thereof, did you imply that if you came to a negotiated deal with Terra that you would amend that to more of a shareholder vote structure as opposed to the preferred structure? If you came to a negotiated deal?

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

We have said to Terra that to take that issue off the table we would invoke the structure that we proposed. And that is where we sit on that today.

Tony Reiner - Dominick & Dominick - Analyst

Okay, guys. Thanks very much.

Operator

Ladies and gentlemen, that concludes the Q&A portion of the presentation. I would now like to turn the call over to Mr. Steve Wilson.

Steve Wilson - CF Industries Holdings, Inc. - Chairman, President, CEO

Thank you, Francine. We appreciate very much all of you taking the time to meet with us this morning. Thanks for your interest in the Company, and we look forward to speaking to you again in the future.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a good day.

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